UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY
ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Address of Principal Business Office (No. & Street, City, State, Zip Code): Telephone Number (including area code): Name and address of agent for service of process:	EGA Emerging Global Shares Trust 171 East Ridgewood Avenue Ridgewood, NJ 07450 201-214-5559 SR Services, LLC 300 Delaware Avenue Suite 800 Wilmington, DE 19801 New Castle County

With copies of Notices and Communications to:	Michael D. Mabry, Esquire Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103 Robert C. Holderith 171 East Ridgewood Avenue Ridgewood, NJ 07450

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the undersigned trustees of the registrant have caused this notification of registration to be duly signed on behalf of the registrant in the city of Ridgewood and the state of New Jersey on the 24th day of November, 2008.

EGA Emerging Global Shares Trust (REGISTRANT) By: /s/ Robert C. Holderith Robert C. Holderith, Trustee /s/ James J. Valenti James J. Valenti, Trustee

Attest:	/s/ Donald J. Coomber, V.P. Donald J. Coomber, V.P.